Profit and Loss

Gravel & Gold LLC
January 1-September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Consignment Shops/ Wholesale	
Google Campus	189.00
Happy House Sales	2,191.07
Kit Kit Dizzy	4,066.20
River Co Sales	5,616.60
Wholesale Goods	78,018.50
Yucca Valley Sales	5,489.65
Total for Consignment Shops/ Wholesale	**$95,571.02**
Merchandise Sales	
3rd Party Sales Revenue	$177,114.97
3rd Party Discounts	-8,188.64
3rd Party Returns	-6,985.75
Total for 3rd Party Sales Revenue	**$161,940.58**
G&G Sales Revenue	$417,801.34
G&G Discounts	-47,472.16
G&G Returns	-35,067.43
Total for G&G Sales Revenue	**$335,261.75**
Total for Merchandise Sales	**$497,202.33**
Reporpoised Sales	10,283.10
Satellite Shops	
Fog City Flea Sales	134,405.00
Total for Satellite Shops	**$134,405.00**
Shipping Fees Charged	15,967.05
Treet Resale Income	3,812.95
Total for Income	**$757,241.45**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of Good Sold - Wholesale	40,872.24
Cost of Goods Sold - 3rd Party	81,730.55
Cost of Goods Sold - Consignment Shops	10,697.05
Cost of Goods Sold - G&G	112,208.72
Cost of Goods Sold - Satellite Shops	35,052.53
Repoirposed Reimbursements COGS	7,555.09
Total for Cost of Goods Sold	**$288,116.18**
Events	4,178.00
Freight	8,167.68
Total for Cost of Goods Sold	**$300,461.86**
Gross Profit	**$456,779.59**

Profit and Loss

Gravel & Gold LLC
January 1-September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Expenses	
Administrative Expenses	
Business Insurance- Liability	5,432.24
Health Insurance - Owner	9,035.12
Payroll Expenses	
401(k) Plan Fees	1,303.30
Taxes	16,273.45
Wages	167,766.02
Total for Payroll Expenses	**$185,342.77**
Professional Fees	
Accounting	17,137.50
Consulting	4,605.33
Total for Professional Fees	**$21,742.83**
Workers Comp Insurance	1,905.00
Total for Administrative Expenses	**$223,457.96**
General Expenses	
Charitable Donations	382.37
Dues and Subscriptions	19,933.93
Physical Space	
Alarm System	165.00
Build & Reno	3,887.52
Rent	21,751.72
Rent Satellite Shops	39,000.00
Utilities	6,370.95
Total for Physical Space	**$71,175.19**
Supplies & Equipment	
Packaging & Shipping Supplies	3,025.97
Shop & Studio Supplies	3,850.18
Total for Supplies & Equipment	**$6,876.15**
Travel Meals & Entertainment	
Entertainment & Meals	693.78
Gifts	450.00
Lodging	938.51
Travel & Mileage	697.50
Wellness Expenses	85.00
Total for Travel Meals & Entertainment	**$2,864.79**
Total for General Expenses	**$101,232.43**

Profit and Loss

Gravel & Gold LLC

January 1-September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Other Expenses	
Bank Service Charges	731.51
Business Fees & Taxes	330.80
Interest Expense	15,099.95
Interest Expense - loans	19,059.30
Total for Other Expenses	**$35,221.56**
Reimbursements-1	-0.02
Selling Expenses	
Advertising & Marketing	28,411.40
Contract Labor	
Influencers/Modeling/Photographers	654.00
Marketing	6,093.75
Production Work	3,517.73
Total for Contract Labor	**$10,265.48**
Fees	$4.00
Paypal Fees	931.15
Shopify CC Process Fees	14,634.99
Total for Fees	**$15,570.14**
Gift Cards Issued	4,815.25
Postage and Delivery	21,476.97
Total for Selling Expenses	**$80,539.24**
Total for Expenses	**$440,451.17**
Net Operating Income	**$16,328.42**
Other Income	
Cash Back Rewards Bank of America	858.98
gain on debt forgiveness	3,896.50
Grant Income	2,357.77
Other Income	$808.63
Reliquary Income	12,671.42
Total for Other Income	**$13,480.05**
Total for Other Income	**$20,593.30**
Other Expenses	
Reliquary Contract Work	3,129.80
Total for Other Expenses	**$3,129.80**
Net Other Income	**$17,463.50**
Net Income	**$33,791.92**

Balance Sheet

Gravel & Gold LLC

As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
2014 - Draw, Balancing Deposits	0.00
Bank of America - GGG #6936	0.00
Bank of America Savings 6801	0.02
Bank of America - Shop #6593	36,644.65
Bill.com Money Out Clearing	0.00
Bolinas -2184	0.00
Cash in Drawer	250.00
G&G Transfers btw BOFA Hold Acc	0.00
PayPal Holding Account	4.30
Petty Cash	0.00
Shiny Things -6674	0.00
Shopify Holding Account	-9,985.80
Shop & MFG Transfer Btw Each	0.00
Square Holding Account	0.00
Vendor Deposits Dist Account	0.00
Total for Bank Accounts	**$26,913.17**
Accounts Receivable	
Accounts Receivable	27,762.70
Total for Accounts Receivable	**$27,762.70**
Other Current Assets	
21st Street Deposit	5,350.00
Advance	0.00
Bolinas Deposit	0.00
Deposit for Guerrero Storage	0.00
Due from Shareholders	3,226.00
Employee Advance	0.00
G&G Goods Production	$0.00
Labor	0.00
Printing	0.00
Studio Rent	0.00
Trims	0.00
WIP	0.00
Total for G&G Goods Production	**$0.00**

Balance Sheet

Gravel & Gold LLC
As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Inventory Asset	$29.37
Inventory - 3rd Party	55,258.25
Inventory Asset - Other	0.00
Inventory - Fabric	41,944.04
Inventory - Finished Goods	98,411.79
Inventory - In House WIP	125,336.92
Inventory Loss	0.00
Stripey	0.00
Total for Inventory Asset	**$320,980.37**
Payroll Refunds	72.92
Treat St. Deposit	0.00
Undeposited Funds	0.00
Vendor Deposits on Orders Made	0.00
Total for Other Current Assets	**$329,629.29**
Total for Current Assets	**$384,305.16**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-300.00
Equipment	0.00
Furniture and Fixtures	0.00
Leasehold Improvements	0.00
Office Equipment	848.00
Total for Fixed Assets	**$548.00**
Total for Fixed Assets	**$548.00**
Other Assets	
Accumulated Amortization - GW	-38,951.00
Goodwill - 754 Election	79,604.22
Loan Fee	0.00
Loan Fee - PVC 2023	2,131.59
Loan Fee PVC 2024	2,416.70
Loan Fee Shopify Dec 2024	10,000.00
Loan Fee - Shopify May 2023	0.00
Loan Fee - Shopify Nov 2023	0.00
Total for Other Assets	**$55,201.51**
Total for Assets	**$440,054.67**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	47,166.96

Balance Sheet

Gravel & Gold LLC
As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Accounts Payable	**$47,166.96**
Credit Cards	
BMO cc 5939	7,828.49
BofA CC # 4309 (0937,7429)	20,158.98
BofA CC #7237	73,011.06
BofA CC #8581	24,909.25
BofA CC #9158 (don't use)	0.00
Chase Card 4002 Old	0.00
Chase CC #3996	25,112.45
Total for Credit Cards	**$151,020.23**
Other Current Liabilities	
Accrued Expenses	0.00
Customer Deposits	0.00
Deferred Income	0.00
Direct Deposit Payable	0.00
Due to Tomra	0.00
EE Payroll Tax Liabilities	0.00
Gift Certificates Outstanding	37,740.56
Grant Payable - EIDL	0.00
Loan Payable - CDC Small Business	18,017.18
Loan Payable Funding Circle	0.00
Loan Payable Paypal	0.00
Loan Payable - PCV 2023 Loan	71,136.25
Loan Payable - PCV 2024 Loan	106,339.14
Loan Payable - PPP	0.00
Loan Payable - SBAD	486,368.00
Loan Payable - Seth	0.00
Loan Payable - Shopify	62,096.29
Notes Payable	0.00
Notes Payable - Thomson loan #1 2019	25,714.91
Notes Payable - Thomson loan #2 2023	47,482.16
Notes Payable - Thomson loan #3 2024	100,000.00
ONDECK CAPITAL	22,258.34
Payroll Liabilities	$37.24
CA PIT / SDI	-213.87
CA SUI / ETT	-154.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	-638.94
Guideline Roth 401(k)	206.83
Guideline Traditional 401(k)	-1,389.68

Balance Sheet

Gravel & Gold LLC
As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Payroll Liabilities	**-$2,152.42**
POS Exempt Sales Payable	
Sales Tax Payable (don't use)	0.00
Total for POS Exempt Sales Payable	**$0.00**
Sales Tax Agency Payable	0.00
Sales Tax Payable	-502.44
State of California Board of Equalization Payable	0.00
Store Credit Outstanding	0.00
Unbilled Purchases	0.00
Total for Other Current Liabilities	**$974,497.97**
Total for Current Liabilities	**$1,172,685.16**
Long-term Liabilities	
Lisa - Short Term Loan to Pay D	0.00
Pacific Community Venture Loan	-3,365.94
Total for Long-term Liabilities	**-$3,365.94**
Total for Liabilities	**$1,169,319.22**
Equity	
Cassie Equity	
Cassie Investments	0.00
Total for Cassie Equity	**$0.00**
Contributions/Distribute-Cassie	0.00
Contributions/Distribute-Lisa	0.00
Holly Equity	-$3,500.00
Draws-Holly	-1,290.32
Holly Investments	3,500.00
Total for Holly Equity	**-$1,290.32**
Lisa Equity	
Lisa Investments	0.00
Total for Lisa Equity	**$0.00**
Nile Equity	
Nile Investments	0.00
Total for Nile Equity	**$0.00**
Opening Bal Equity	0.00
Tomra Equity	-$150.00
Draws-Tomra	-1,290.32
Tomra Investments	0.00
Total for Tomra Equity	**-$1,440.32**
Retained Earnings	-760,325.83

Balance Sheet

Gravel & Gold LLC

As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Net Income	33,791.92
Total for Equity	**-$729,264.55**
Total for Liabilities and Equity	**$440,054.67**

Statement of Cash Flows

Gravel & Gold LLC
January 1-September 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	33,791.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	-120,371.35
Accounts Receivable	-15,035.48
Accrued Expenses	0.00
BMO cc 5939	-3,205.51
BofA CC # 4309 (0937,7429)	6,405.51
BofA CC #7237	42,748.80
BofA CC #8581	11,334.96
Chase CC #3996	-3,227.50
Direct Deposit Payable	0.00
Gift Certificates Outstanding	2,004.45
Inventory Asset:Inventory - 3rd Party	-17,764.33
Inventory Asset:Inventory - In House WIP	18,621.15
Loan Fee PVC 2024	524.97
Loan Payable - CDC Small Business	-19,504.09
Loan Payable - PCV 2023 Loan	-12,646.99
Loan Payable - PCV 2024 Loan	-13,660.86
Loan Payable - SBAD	-13,632.00
Loan Payable - Shopify	-52,005.40
Notes Payable - Thomson loan #1 2019	-1,620.19
Notes Payable - Thomson loan #2 2023	-1,851.17
Notes Payable - Thomson loan #3 2024	
ONDECK CAPITAL	22,258.34
Payroll Liabilities	37.24
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	-37.23
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-638.94
Payroll Liabilities:Guideline Roth 401(k)	58.72
Payroll Liabilities:Guideline Traditional 401(k)	-164.34
Sales Tax Payable	-1,768.39
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$173,139.63**
Net cash provided by operating activities	**-$139,347.71**
INVESTING ACTIVITIES	
Loan Fee - PVC 2023	473.67
Net cash provided by investing activities	**$473.67**
FINANCING ACTIVITIES	
Holly Equity	-3,500.00
Holly Equity:Draws-Holly	-1,290.32

Statement of Cash Flows

Gravel & Gold LLC
January 1-September 30, 2025

FULL NAME	TOTAL
Holly Equity:Holly Investments	3,500.00
Pacific Community Venture Loan	-3,365.94
Tomra Equity	-150.00
Tomra Equity:Draws-Tomra	-1,290.32
Net cash provided by financing activities	**-$6,096.58**
NET CASH INCREASE FOR PERIOD	**-$144,970.62**
Cash at beginning of period	**$171,883.79**
CASH AT END OF PERIOD	**$26,913.17**